Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-237239

April 19, 2021

SPDR® Gold MiniShares℠ Trust

GLDM

Fact Sheet

Gold

As of 03/31/2021

Objective

The investment objective of SPDR® Gold MiniShares℠ Trust (GLDM℠) is for the Shares of GLDM to reflect the performance of the price of gold bullion, less GLDM's expenses.

Fund Information

Inception Date	06/25/2018
Intraday NAV Ticker	GLDMIV
Index Ticker	N/A

The Price of Gold

The spot price for gold bullion is determined by market forces in the 24-hour global over-the-counter (OTC) market for gold. The OTC market accounts for most global gold trading, and prices quoted reflect the information available to the market at any given time. The price, holdings, and net asset value of the Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at spdrgoldshares.com.

Total Return (As of 03/31/2021)

	NAV (%)	Market Value (%)	LBMA Gold Price PM(%)
Cumulative			
QTD	-10.62	-10.24	-10.41
YTD	-10.62	-10.24	-10.41
Annualized			
1 Year	4.91	8.14	5.10
3 Year	N/A	N/A	N/A
5 Year	N/A	N/A	N/A
Since Fund Inception	11.02	11.51	11.22

Gross Expense Ratio*(%)	0.18

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit ssga.com for most recent month-end performance. Performance of an index is not illustrative of any particular investment. It is not possible to invest directly in an index.

*The gross expense ratio is the Trust's annual operating expense ratio. See the Trust's most recent prospectus for a definition of Trust expenses.

STATE STREET GLOBAL ADVISORS SPDR®

1

Advantages Easily Accessible Listed on the NYSE Arca. Secure The MiniShares represent fractional, undivided interests in the Trust, the sole assets of which are physical gold bullion and, from time to time, cash. Transparent There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data. The price, holdings and net asset value of the MiniShares, as well as market data for the overall gold bullion market, can be tracked daily at spdrgoldshares.com. Cost 0 Effective For many investors, the transaction costs related to the MiniShares are expected to be lower than the costs associated with the purchase, storage and insurance of physical gold. Liquid Structure allows for baskets to be created and redeemed according to market demand, creating liquidity. Flexible MiniShares are listed on the NYSE Arca (Ticker: GLDM) and trade the same way ordinary stocks do. It is possible to buy or sell MiniShares continuously throughout the trading day on the exchange at prices established by the market. Additionally, it is possible to place market, limit and stop-loss orders for MiniShares. Key Facts Ticker Symbol GLDM CUSIP 98149E204 Exchange NYSE ARCA EXCHANGE Short Sale Eligible Yes Margin Eligible Yes Management Sponsor WGC USA Asset Management Company, LLC Gold Custodian ICBC Standard Bank Plc Trustee Delaware Trust Company Marketing Agent State Street Global Advisors Funds Distributors, LLC Administrator BNY Mellon Asset Servicing, a division of The Bank of New York Mellon ssga.com/etfs fees or costs. registered under the Investment Company Act MiniSharesSM and GLDMSM are service marks of Diversification does not ensure a profit or of 1940 (the “1940 Act”) and is not subject to WGC USA Asset Management Company, LLC guarantee against loss. regulation under the Commodity Exchange Act used with the permission of WGC USA Asset Investing in commodities entails of 1936 (the “CEA”). As a result, shareholders of Management Company, LLC. State Street Global Advisors significant risk and is not appropriate for GLDM do not have the protections associated Distributor State Street Global Advisors One Iron Street, Boston MA 02210 all investors. with ownership of shares in an investment Funds Distributors, LLC, member FINRA, SIPC, T: +1 866 787 2257 Important Information Relating company registered under the 1940 Act or the an indirect wholly owned subsidiary of State to GLDMSM: protections orded by the CEA. Street Corporation. References to State Street The World Gold Trust has filed a GLDM shares trade like stocks, are subject to may include State Street Corporation and its Important risk information registration statement (including a investment risk and will fluctuate in market aï¬ƒliates. Certain State Street affliates provide Investing involves risk, and you could lose prospectus) with the Securities and value. The value of GLDM shares relates services and receive fees from the SPDR ETFs. money on an investment in SPDR® Gold Exchange Commission (“SEC”) for the directly to the value of the gold held by GLDM For more information, MiniSharesSM Trust (“GLDMSM or “GLDM”), a ering to which this communication (less its expenses), and fluctuations in the please contact the series of the World Gold Trust. relates. Before you invest, you should price of gold could materially and adversely Marketing Agent for ETFs trade like stocks, are subject to read the prospectus in that registration affect an investment in the shares. The price GLDM: State Street investment risk, fluctuate in market value and statement and other documents the received upon the sale of the shares, which World Gold Trust has filed with the SEC for trade at market price, may be more or less Global Advisors Funds may trade at prices above or below the ETFs’ more complete information about GLDM than the value of the gold represented by Distributors, LLC, One net asset value. Brokerage commissions and and this ering. Please see the GLDM them. GLDM does not generate any income, ETF expenses will reduce returns. Iron Street, Boston, MA, Commodities and commodity-index prospectus for a detailed discussion of and as GLDM regularly sells gold to pay for 02210; T: +1 866 320 4053 linked securities may be affected by changes the risks of investing in GLDM shares. its ongoing expenses, the amount of gold spdrgoldshares.com in overall market movements, changes in When distributed electronically, the represented by each Share will decline over interest rates, and other factors such as GLDM prospectus is available by clicking time to that extent. Not FDIC Insured weather, disease, embargoes, or political and here. You may get these documents for The World Gold Council name and logo are No Bank Guarantee regulatory developments, as well as trading free by visiting EDGAR on the SEC website a registered trademark and used with the May Lose Value activity of speculators and arbitrageurs in the at sec.gov or by visiting spdrgoldshares. permission of the World Gold Council pursuant underlying commodities. com. Alternatively, GLDM or any to a license agreement. The World Gold Council Tracking Number: 3392225.1.2.AM.RTL Frequent trading of ETFs could significantly authorized participant will arrange to is not responsible for the content of, and is Expiration Date: 07/31/2021 increase commissions and other costs such send you the prospectus if you request it not liable for the use of or reliance on, this ETF-GLDM 20210407/13:15 that they may set any savings from low by calling 866.320.4053. material. World Gold Council is an affliate of GLDM is not an investment company GLDM’s sponsor.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.